EXHIBIT 8.1

SUBSIDIARIES OF UNIQURE N.V.

Name of Subsidiary	Jurisdiction of Organization
uniQure biopharma B.V.	The Netherlands
uniQure IP B.V.	The Netherlands
uniQure Manufacturing B.V.	The Netherlands
uniQure Assay Development B.V.	The Netherlands
uniQure Research B.V.	The Netherlands
uniQure non clinical B.V.	The Netherlands
uniQure QA B.V.	The Netherlands
uniQure Process Development B.V.	The Netherlands
uniQure clinical B.V.	The Netherlands
uniQure Inc.	Delaware
uniQure GmbH	Germany